PRECISION DRILLING TRUST
NEWS RELEASE

Calgary, Alberta, Canada – February 9, 2009 (Canadian dollars, except as noted)
PRECISION DRILLING TRUST
REPORTS 2008 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS
AND SUSPENDS MONTHLY CASH DISTRIBUTIONS
This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. The financial results of Grey Wolf, Inc. have been included since December 24, 2008, the day after Precision Drilling Trust completed its acquisition of Grey Wolf, Inc.
Precision Drilling Trust (“Precision” or “the Trust”) reported net earnings of $92 million or $0.71 per diluted unit for the quarter ended December 31, 2008, compared to $89 million or $0.71 per diluted unit in the fourth quarter of 2007. Revenue for the fourth quarter of 2008 was $335 million, up 35% from $249 million in the fourth quarter of 2007. Earnings before income taxes for the fourth quarter of 2008 were $102 million, up 34% from the fourth quarter of 2007 amount of $76 million. The increases resulted from the trend established during the third quarter of 2008 as customer demand from high commodity prices carried over to start the fourth quarter. However, by the end of the quarter, commodity prices had declined as the economic recession deepened and customer demand declined. Net earnings were reduced by income tax expense in the fourth quarter of 2008 of $10 million as opposed to an income tax benefit of $13 million in the last quarter of 2007.
The Trust’s organic growth in the United States, along with the completion of the acquisition of Grey Wolf, Inc. (“Grey Wolf”) on December 23, 2008, led to the growth in quarterly revenue and earnings before income taxes. Drilling rig utilization days in the United States increased to 3,248 days in the fourth quarter of 2008, up by 258% from the fourth quarter of 2007, while Canadian drilling rig utilization days increased during the same period by 419 days, up 5% from the fourth quarter of 2007. Overall, North American drilling rig utilization days for Precision totaled 12,314 in the fourth quarter of 2008, up by 29% from the fourth quarter of 2007.
Revenues totaled $1,102 million for the year ended December 31, 2008, which was a 9% increase from fiscal 2007 revenues of $1,009 million. The increase in revenues in fiscal 2008 was primarily driven by the effects of high commodity prices on customer demand in the third quarter and the beginning of the fourth quarter of 2008, which offset the effects of lower activity and customer pricing in Canada in the first half of 2008. In addition, growth in the United States land drilling market also had a positive impact through 2008. However, the positive trends in customer demand in the second half of 2008 were reversed during the fourth quarter as noted above.
The Trust reported net earnings of $303 million or $2.39 per diluted unit for the year ended December 31, 2008 compared with $346 million or $2.75 per diluted unit for fiscal 2007. The net earnings decrease was driven primarily by lower activity and customer pricing in Canada during the first half of 2008 relative to 2007 and higher 2008 income tax expense.
Gross margin, calculated as earnings from continuing operations before income taxes as a percentage of revenues, decreased from 34.6% in 2007 to 30.9% in 2008. The positive margin impact from growth in the number of rigs operating in the United States was more than offset by reduced customer pricing and activity during the first half of 2008 in both Canadian business segments, Contract Drilling and Completion and Production.
The Trust reported total earnings before interest, income taxes, depreciation and amortization (“EBITDA”) for the fourth quarter of 2008 of $133 million compared with $103 million for the fourth quarter of 2007. For the year ended December 31, 2008, EBITDA was $439 million compared with $435 million for 2007. EBITDA is not a recognized financial measure under Generally Accepted Accounting Principles (“GAAP”). See “Non-GAAP Measures and Reconciliations” in this news release.
“Precision’s performance in the second half of 2008, both on revenue and, particularly EBITDA generation, demonstrates how our strategy delivers strong financial results when the drilling cycle shows even modest improvement. The fourth quarter of 2007 was characterized by low commodity prices, unfavorable royalty changes and reduced drilling plans by most of our customers. We believe that Precision responded with the appropriate reduction in expenses and growth diversification initiatives. As a result, Precision was well-positioned to take advantage of the mid-2008 rebound in commodity prices and drilling activity.” said Kevin Neveu, Precision’s President and Chief Executive Officer.
Mr. Neveu continued, “We finished 2008 with a strategic acquisition to gain market share in the United States land drilling market and the people and assets of Grey Wolf are already proving to be an excellent fit with Precision. We believe Precision’s broad North American presence positions us to be a significant land driller for oil and clean, economic and strategically significant natural gas throughout the industry cycle.”
Mr. Neveu added, “Contraction in the global economy and low commodity prices have led to a decline in customer demand for Precision’s services early in 2009. The shift in momentum has been swift and Precision has responded with initiatives designed to generate free cash flow and strengthen its balance sheet. Our priorities remain aligned with our previously announced debt reduction objective, the integration of Grey Wolf and execution of our 2009 business plan. Precision is utilizing its full-cycle experience to reduce costs while retaining high performance capabilities and will remain focused on deleveraging its balance sheet.
“We believe that global under-investment in oil and natural gas wells coupled with high depletion rates on many new unconventional gas wells will eventually lead to a rebound in land drilling activity for Precision” concluded Mr. Neveu.
Precision expects to have an average of approximately 102 rigs working under daywork term contract in North America in the first quarter of 2009 and an average of 93 rigs contracted for the second quarter of 2009. For the full year 2009, the Trust expects to have an average of approximately 85 rigs working under term contract, with 53 rigs contracted in the United States, 30 in Canada and 2 in Mexico.
In the challenging economic environment of 2009, Precision expects demand for its drilling services to decline in the short term. Precision expects EBITDA as a percentage of revenue and its gross margin to decline in 2009 and remain at lower levels for much of 2009. However, Precision’s term customer contracts provide solid margin support.
As part of its ongoing debt reduction plan, the Trust expects to keep capital expenditures at efficient levels during 2009. Precision expects to spend approximately $239 million in capital expenditures for 2009, with approximately $75 million being for upgrade capital and $164 million being for previously committed expansion capital. The expansion capital is for 16 new rigs to be placed into service in 2009 as the culmination of the 2008 new build program. All 16 of these rigs are expected to go to work under long-term contracts and are included in the total term contracted rigs described above.
Precision is taking steps to add certainty to its capital and debt structure and announced today that the Board of Trustees has suspended cash distributions for an indefinite period. This measure was taken in response to lower financial operating performance at the start of 2009. The suspension of cash distributions allows Precision to increase debt repayment capability and balance sheet strength. Accordingly, no distributions will be paid in March 2009 to Trust or Precision Drilling Limited Partnership unitholders of record on February 27, 2009, or for an indefinite period thereafter. The previously announced distribution of $0.04 per unit payable on February 17, 2009 to Trust and Precision Drilling Limited Partnership unitholders of record on January 30, 2009 is unaffected by the suspension.
SELECT FINANCIAL AND OPERATING INFORMATION (UNAUDITED)

(Canadian GAAP, stated in
thousands of Canadian dollars, except	Three months ended December 31,		%	Years ended December 31,		%
per diluted unit amounts)	2008	2007	Change	2008	2007	Change

Revenue	$335,049	$248,726	34.7	$1,101,891	$1,009,201	9.2
EBITDA(1)	133,085	102,977	29.2	438,577	434,677	0.9
Earnings from continuing operations	92,376	89,329	3.4	302,730	342,820	(11.7)
Net earnings	92,376	89,329	3.4	302,730	345,776	(12.4)
Cash provided by operations	82,904	78,474	5.6	343,910	484,115	(29.0)
Net capital spending	94,195	36,302	159.5	219,139	181,239	20.9
Distributions declared in cash	53,522	69,166	(22.6)	200,659	246,485	(18.6)
Distributions declared in-kind	24,029	30,182	(20.4)	24,029	30,182	(20.4)
Per diluted unit information:
Earnings from continuing operations	0.72	0.71	(1.4)	2.39	2.73	(12.5)
Net earnings	0.71	0.71	—	2.39	2.75	(13.1)
Distributions declared in cash	0.39	0.55	(29.1)	1.56	1.96	(20.4)
Distributions declared in- kind	$0.15	$0.24	(37.5)	$0.15	$0.24	(37.5)

Contract Drilling Rig Fleet	375	245	53.1	375	245	53.1
Utilization days (operating and moving):
Canada	9,066	8,647	4.8	34,488	34,572	(0.2)
United States	3,248	908	257.7	8,006	2,098	281.6
International	16	—	n/m	159	—	n/m
Completion and Production Service Rig Fleet	229	223	2.7	229	223	2.7
Operating hours in Canada	79,507	86,416	(8.0)	335,127	355,997	(5.9)

(1)	Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.

n/m — calculation not meaningful

(Canadian GAAP, stated in
thousands of Canadian dollars, except	Three months ended December 31,		%	Years ended December 31,		%
per diluted unit amounts)	2008	2007	Change	2008	2007	Change

Contract Drilling Rig Fleet
Average dayrates:(1)
Canada	$17,926	$16,333	9.8	$16,420	$16,833	(2.5)
United States	$21,554	$23,624	(8.8)	$21,549	$23,473	(8.2)

Completion and Production Service Rig Fleet
Canada average hourly rates	$736	$694	6.1	$708	$730	(3.0)

(1)	Per utilization day (moving and operating)
FINANCIAL POSITION AND RATIOS

	December 31,	December 31,
(Stated in thousands of Canadian dollars, except ratios)	2008	2007

Working capital	$345,329	$140,374
Working capital ratio	2.0	2.1
Long-term debt	$1,368,349	$119,826
Total assets	$4,833,703	$1,763,477
Long-term debt to long-term debt plus equity ratio	0.37	0.08
The results of Grey Wolf are included in the financial results and information of Precision from December 24, 2008 through December 31, 2008. Summary operating financial information for Grey Wolf and its subsidiaries for the period from October 1, 2008 through December 23, 2008 are set forth below and have been prepared using U.S. generally accepted accounting principles:

	Grey Wolf, Inc.
	October 1, 2008 to			Grey Wolf, Inc.
	December 23, 2008		Grey Wolf, Inc. Cdn$	(Cdn$ and
	(U.S.$ and prepared	US to Cdn GAAP	Translation	prepared under Cdn
In thousands, unaudited	under US GAAP)	Adjustments (U.S.$)	Adjustment(1)	GAAP)

Revenue	$226,549	$—	$47,757	$274,306

Cost and expenses:
Drilling operations	131,921	—	27,809	159,730
Depreciation and amortization(2)	26,091	—	5,500	31,591
Loss on sale of assets	164	—	35	199
Merger activity cost	59,947	—	12,637	72,584
General and administrative	8,826	(17)	1,857	10,666
Interest	3,164	2,582	1,211	6,957
Income before income taxes	(3,564)	(2,565)	(1,292)	(7,421)
Income taxes	15,338	—	3,233	18,571

Net loss	$(18,902)	$(2,565)	$(4,525)	$(25,992)

(1)	Translated at the average rate for the period of October 1, 2008 to December 23, 2008 of $1 U.S. equals $1.2108 Cdn.

(2)	This amount is not equvalent to the amount of depreciation and amortization expenses that would be recognized by the Trust on a pro forma basis for such period as the Trust and Grey Wolf utilize different accounting policies to account for depreciation and amortization. The Trust estimates that, had the accounting policies used in preparing the pro forma financial statements for the year ended December 31, 2007 and the nine months ended September 30, 2008 contained in the Trust’s business acquisition report in respct of the Grey Wolf acquisition been utilized, the amount of such depreciation and amortization expense would be approximately $22 million.

The following table provides a reconciliation of Grey Wolf’s EBITDA to its net loss. See “Non-GAAP Measures and Reconciliations” for an explanation of why we use EBITDA.
          Reconciliation of EBITDA to net loss

Grey Wolf, Inc.
October 1, 2008 to
December 23, 2008
(In thousands of U.S.$ and
prepared under US GAAP)

EBITDA	$85,802

Less:
Depreciation and amortization	26,091
Loss on disposal of assets	164
Merger activity costs	59,947
Interest expense	3,164
Income taxes	15,338

Net loss	$(18,902)

Drilling rig utilization days for period	8,976
LONG-TERM DEBT
The components of the Trust’s long-term debt position at December 31, 2008 and 2007 are shown in the following table (in thousands of Canadian dollars).

	2008	2007

Secured facility:
Term Loan A	$489,215	$—
Term Loan B	489,840	—
Revolving credit facility	107,981	—
Unsecured bridge facility	168,352	—
Convertible notes:
3.75% notes	168,139	—
Floating rate notes	153,075	—
Unsecured revolving credit facility	—	119,826

	1,576,602	119,826
Less net unamortized debt issue costs	(159,300)	—

	1,417,302	119,826
Less current portion	(48,953)	—

	$1,368,349	$119,826

The revolving credit facility currently provides a borrowing capacity of approximately U.S.$400 million to fund ongoing operational, finance and investment activities.
The secured facility currently has a floating interest rate and the interest rate on the bridge facility is currently fixed at 17%. The overall blended cash interest rate before amortization of upfront costs for the credit facilities is currently approximately 11%. The unsecured U.S.$400 million facility, currently structured as a bridge loan of which U.S.$138 million was drawn, has provisions to enable outstanding amounts thereunder to be converted to long-term instruments within 12 months from December 23, 2008.

As previously announced, provisions exist for the commitment banks to facilitate syndication of the credit facilities for a period following the closing of the Grey Wolf acquisition on December 23, 2008 which may result in further increases in any or a combination of interest rates, original issue discounts or fees, all subject to certain market based indexing. These provisions continue to be in effect and, effective on February 4, 2009, resulted in U.S.$64 million being reallocated from the Term Loan A to the Term Loan B. This resulted in additional debt issue costs through original issue discount of U.S.$10 million and marginally higher annual debt servicing.
FOURTH QUARTER 2008 EARNINGS CONFERENCE CALL AND WEBCAST
Precision Drilling Trust has scheduled a conference call and webcast to begin promptly at 6:30 a.m. MT (8:30 a.m. ET) on Monday, February 9, 2009.
The conference call dial in numbers are 1-866-223-7781 or 416-641-6140.
A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).
In particular, forward-looking information and statements include, but are not limited to: the number of rigs under daywork term contracts in Canada, the United States and Mexico; the global economic crisis and its impact on operations; the decline rate on newly drilled wells; the potential rebound in land drilling activity; the integration of Precision and Grey Wolf; commodity prices; the timing of completion of rigs in the 2008 rig build program; and statements as to the demand for Precision’s services.
These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; the current global financial crisis and the dislocation in the credit markets; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; failure to realize anticipated synergies in the Grey Wolf acquisition; and other unforeseen conditions which could impact the use of services supplied by Precision.
Consequently, all of the forward-looking information and statements made in this press release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Trust assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.
NON-GAAP MEASURES AND RECONCILIATIONS
Precision uses both Generally Accepted Accounting Principles (“GAAP”) and non-GAAP measures to assess performance and believes the non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance:
•	EBITDA: Management believes that in addition to net earnings, EBITDA as derived from information reported in the Consolidated Statements of Earnings and Deficit is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, how the results are taxed or how non-cash depreciation and amortization charges affect results.

The following table provides a reconciliation of net earnings under GAAP as disclosed in the Consolidated Statements of Earnings and Deficit to EBITDA.

	Three months ended December 31,		Years ended December 31,
(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

EBITDA	$133,085	$102,977	$438,577	$434,677
Add (deduct):
Depreciation and amortization	(23,270)	(25,281)	(83,829)	(78,326)
Gain on disposal of discontinued operations	—	—	—	2,956
Income taxes	(9,836)	13,345	(37,844)	(6,213)
Interest:
Long-term debt	(7,767)	(1,965)	(14,478)	(7,767)
Other	(40)	(23)	(151)	(106)
Income	204	276	455	555

Net Earnings	$92,376	$89,329	$302,730	$345,776

Precision’s method of calculating these non-GAAP measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned, however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.
ABOUT PRECISION
Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.
Precision is headquartered in Calgary, Alberta, Canada. Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol PD.UN and on the New York Stock Exchange under the trading symbol PDS.
For further information please contact David Wehlmann, Executive Vice President, Investor Relations for Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 — 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403.716.4575, Fax 403.716.4755; website: www.precisiondrilling.com.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2008	2007

ASSETS

Current assets:
Cash and cash equivalents	$61,511	$—
Accounts receivable	601,753	256,616
Income tax recoverable	13,313	5,952
Inventory	8,652	9,255

	685,229	271,823

Income tax recoverable	58,055	—
Property, plant and equipment, net of accumulated depreciation	3,243,213	1,210,587
Intangibles, net of accumulated amortization	5,676	318
Goodwill	841,529	280,749

	$4,833,702	$1,763,477

LIABILITIES AND UNITHOLDERS’ EQUITY

Current liabilities:
Bank indebtedness	$—	$14,115
Accounts payable and accrued liabilities	270,122	80,864
Income taxes payable	—	—
Distributions payable	20,825	36,470
Current portion of long-term debt	48,953	—

	339,900	131,449

Other long-term liabilities	30,951	13,896
Long-term debt	1,368,349	119,826
Future income taxes	770,623	181,633

	2,509,823	446,804

Unitholders’ equity:
Unitholders’ capital	2,355,590	1,442,476
Contributed surplus	998	307
Accumulated other comprehensive income	15,359	—
Deficit	(48,068)	(126,110)

	2,323,879	1,316,673

	$4,833,702	$1,763,477

Units outstanding (000s)	160,194	125,758

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT (UNAUDITED)

	Three months ended December 31,		Twelve months ended December 31,
(Stated in thousands of Canadian dollars, except per unit amounts)	2008	2007	2008	2007

Revenue	$335,049	$248,726	$1,101,891	$1,009,201

Expenses:
Operating	181,873	126,835	598,181	516,094
General and administrative	18,381	18,540	67,174	56,032
Depreciation and amortization	23,270	25,281	83,829	78,326
Foreign exchange	1,710	374	(2,041)	2,398
Interest:
Long-term debt	7,767	1,965	14,478	7,767
Other	40	23	151	106
Income	(204)	(276)	(455)	(555)

Earnings from continuing operations before income taxes	102,212	75,984	340,574	349,033

Income taxes:
Current	(716)	2,913	6,102	(737)
Future	10,552	(16,258)	31,742	6,950

	9,836	(13,345)	37,844	6,213

Earnings from continuing operations	92,376	89,329	302,730	342,820
Gain on disposal of discontinued operations, net of tax	—	—	—	2,956

Net earnings	92,376	89,329	302,730	345,776

Deficit, beginning of period	(62,893)	(116,091)	(126,110)	(195,219)
Distributions declared	(77,551)	(99,348)	(224,688)	(276,667)

Deficit, end of period	$(48,068)	$(126,110)	$(48,068)	$(126,110)

Earnings per unit:
Basic	$0.72	$0.71	$2.39	$2.75
Diluted	$0.71	$0.71	$2.39	$2.75

Units outstanding (000s)	160,194	125,758	160,194	125,758
Weighted average units outstanding (000s)	128,752	125,758	126,507	125,758
Diluted units outstanding (000s)	130,293	125,760	126,912	125,760

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three months ended		Twelve months ended
	December 31,		December 31,
(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

Cash provided by (used in):

Operations:
Net earnings	$92,376	$89,329	$302,730	$342,820
Adjustments and other items not involving cash:
Long-term compensation plans	373	1,817	2,163	(8,496)
Depreciation and amortization	23,270	25,281	83,829	78,326
Future income taxes	10,552	(16,258)	31,742	6,950
Amortization of deferred financing costs	798	—	798	—
Other	7,259	104	7,219	112
Changes in non-cash working capital balances	(51,724)	(21,799)	(84,571)	64,403

	82,904	78,474	343,910	484,115

Investments:
Business acquisitions	(752,873)	—	(768,392)	—
Purchase of property, plant and equipment	(99,310)	(37,505)	(229,579)	(186,973)
Purchase of intangibles	—	(33)	—	(33)
Proceeds on sale of property, plant and equipment	5,115	1,236	10,440	5,767
Payment of income tax assessment	—	—	(55,148)	—
Proceeds on disposal of discontinued operations	—	—	—	2,956
Changes in non-cash working capital balances	11,914	(3,411)	22,583	(13,119)

	(835,154)	(39,713)	(1,020,096)	(191,402)

Financing:
Distributions paid	(49,046)	(49,045)	(216,304)	(249,000)
Repayment of long-term debt	(71,267)	(3,947)	(179,826)	(99,700)
Increase in long-term debt	1,087,523	—	1,308,040	78,646
Deferred financing costs on long-term debt	(160,098)	—	(160,098)	—
Repayment of bank indebtedness	—	14,115	(14,115)	(22,659)

	807,112	(38,877)	737,697	(292,713)

Increase in cash and cash equivalents	54,862	(116)	61,511	—
Cash and cash equivalents, beginning of period	6,649	116	—	—

Cash and cash equivalents, end of period	$61,511	$—	$61,511	$—

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended		Twelve months ended
	December 31,		December 31,
(Stated in thousands of Canadian dollars)	2008	2007	2008	2007

Net earnings for the period	$92,376	$89,329	$302,730	$345,776

Foreign currency translation adjustment	11,222	—	11,222	—

	$103,598	$89,329	$313,952	$345,776

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (UNAUDITED)

	December 31,	December 31,
(Stated in thousands of Canadian dollars)	2008	2007

Accumulated other comprehensive income, beginning of period	$—	$—

Recognition of foreign currency translation adjustment on change in translation methods	4,137	—
Foreign currency translation adjustment	11,222	—

	$15,359	$—

SEGMENTED FINANCIAL RESULTS (UNAUDITED)

	Three months ended December 31,			Twelve months ended December 31,
			%			%
(Stated in thousands of Canadian dollars)	2008	2007	Change	2008	2007	Change

Revenue:
Contract Drilling Services	261,379	174,548	49.7	809,317	694,340	16.6
Completion and Production Services	79,644	77,717	2.5	308,624	327,471	(5.8)
Inter-segment eliminations	(5,974)	(3,539)	68.8	(16,050)	(12,610)	27.3

	335,049	248,726	34.7	1,101,891	1,009,201	9.2

EBITDA:(1)
Contract Drilling Services	122,437	83,037	47.4	367,316	327,874	12.0
Completion and Production Services	25,846	27,737	(6.8)	109,070	132,017	(17.4)
Corporate and other	(15,198)	(7,797)	94.9	(37,809)	(25,214)	50.0

	133,085	102,977	29.2	438,577	434,677	0.9

(1)	Non-GAAP measure; see “NON-GAAP MEASURES AND RECONCILIATIONS”.